UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                               SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934

                                 NIKE, Inc.
                              (Name of Issuer)

                            Class B Common Stock
                        (Title of Class of Securities)

                                 654106103
                               (CUSIP Number)

 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

     [  ] Rule 13d-1(b)
     [  ] Rule 13d-1(c)
     [X ] Rule 13d-1(d)

There is no fee required with this filing.

There are no exhibits accompanying this filing.

1.   Name of Reporting Person                          Philip H. Knight

2.   N/A

3.   SEC Use Only

4.   Citizenship or Place of Organization              U.S. Citizen

5.   Sole Voting Power                                 71,661,882

6.   Shared Voting Power                                   -0-

7.   Sole Dispositive Power                            71,661,882

8.   Shared Dispositive Power                              -0-

9.   Aggregate Amount Beneficially Owned by Reporting Person

     71,655,047 shares of Class A Common Stock convertible at any time on request of the shareholder on a share for share basis to Class B Common Stock.

     6,835 shares of Class B Common Stock.

10.  The Aggregate Amount in Row 9 excludes certain shares

     814,790 shares held by a family limited partnership in which corporation owned by wife is a co-general partner

     65,224 shares held by a corporation owned by wife

11.  Percent of Class Represented by Amount in Row 9

     27.10% of Class B Common Stock (assumes a conversion of 71,655,047 shares of Class A Common Stock into equal number of shares of Class B Common Stock.)

12.  Type of Reporting Person                        IN


Item 1(a)       Name of Issuer:
                NIKE, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                One Bowerman Drive
                Beaverton, Oregon  97005-6453

Item 2(a)       Name of Person Filing:
                Philip H. Knight

Item 2(b)       Address of Principal Business Office:
                One Bowerman Drive
                Beaverton, Oregon  97005-6453

Item 2(c)       Citizenship:
                U.S.

Item 2(d)       Title of Class of Securities:
                Class B Common Stock

Item 2(e)       CUSIP Number:
                654106103

Item 3          NOT APPLICABLE

Item 4          Ownership

                (a)  Amount beneficially owned:  71,661,882 shares
                (b)  Percent of Class:  27.10%
                (c)  Number of shares as to which such person has:
                     (i)  sole power to vote or to direct the vote:
                          71,661,882
                    (ii)  shared power to vote or to direct the vote:
                          -0-
                   (iii)  sole power to dispose or to direct the
                          disposition of:
                          71,661,882
                    (iv) shared power to dispose or to direct the disposition of:
                          -0-

Item 5          Ownership of Five Percent or Less of a Class
                NOT APPLICABLE

Item 6          Ownership of More than Five Percent on Behalf of
                Another Person
                NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
                NOT APPLICABLE

Item 8          Identification and Classification of Members of the Group
                NOT APPLICABLE

Item 9          Notice of Dissolution of Group
                NOT APPLICABLE

Item 10         Certification
                NOT APPLICABLE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005


    /s/ John F. Coburn III
By _______________________________________________________
    John F. Coburn III on behalf of Philip H. Knight
     Pursuant to Power of Attorney